SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*

                          Royce Focus Trust, Inc.
                             (Name of Issuer)

                              Common Stock
                       (Title of Class of Securities)

                                78080N108
                              (CUSIP Number)

               Charles M. Royce, 1414 Avenue of the Americas,
                    New York, New York 10019, (212) 486-1445
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              June 2, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                      Page 1 of 5 Pages


   CUSIP No. 78080N108                13D            Page 2 of 5 Pages

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Charles M. Royce

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)   [  ]
                               (b)  [  ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)                          [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

NUMBER OF        7      SOLE VOTING POWER
SHARES                  881,940
BENEFICIALLY
OWNED            8      SHARED VOTING POWER
BY EACH
REPORTING        9      SOLE DISPOSITIVE POWER
PERSON                  881,940
WITH
          10      SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON

   881,940

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                [   ]


CUSIP No. 78080N108                 13D                  Page 3 of 5 Pages

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.47%

14 TYPE OF REPORTING PERSON

   *IN*

                SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78080N108                 13D             Page 4 of 5 Pages

Item 1.  SECURITY AND ISSUER.

      The title and class of equity securities to which this statement relates is Common Stock.

      The name and address of the principal executive offices of the Issuer are:

          Royce Focus Trust, Inc.
          1414 Avenue of the Americas
          New York, New York 10019

Item 2. IDENTITY AND BACKGROUND.

(a)   The name of the person filing this statements is Charles M. Royce.

(b) Mr. Royce's business address is 1414 Avenue of the Americas, New York, New York 10019.

(c)   Mr. Royce is President, Chief Investment Officer, Secretary,
      Treasurer and sole director and sole voting shareholder of Royce & Associates, Inc., a registered investment adviser whose clients include the Issuer and other registered investment companies. He is director/trustee, President and Treasurer of the Issuer and such other investment companies. These companies are located at 1414 Avenue of the Americas, New York, New York 10019.

      Mr. Royce is also managing general partner of Royce Management
      Company, a registered investment adviser whose address is 8 Sound Shore Drive, Greenwich, Connecticut 06830.

(d)   Not applicable.

(e)   Not applicable.

(f)   Mr. Royce is a citizen of the United States.


Item 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This amendment is being filed as a result of Mr. Royce acquiring a total of 119,300 shares of the Issuer's Common Stock in an open-market transaction effected on June 2, 1999 for an aggregate purchase price of $527,902.50 which purchase increased his beneficial holdings of the Issuer's Common Stock in excess of one additional percentage point since the last amendment to his Schedule 13D filed on March 5, 1998. Mr. Royce used his own personal funds to pay for the shares of the Issuer's Common Stock he acquired in this transaction.

Item 4. PURPOSE OF TRANSACTION.

     Mr. Royce purchased the shares of the Issuer's Common Stock as an investment for his own account.


CUSIP No. 78080N108                  13D                 Page 5 of 5 Pages

Item 5.  Interest in Securities of Issuer.

(a) Mr. Royce beneficially owned 881,940 shares or 10.47% of the Issuer's outstanding Common Stock as of June 2, 1999.

(b) Mr. Royce has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c) In the 60 days prior to the date of filing of this statement, Mr. Royce effected no purchases of the Common Stock of the Issuer. In the 60 days prior to the event requiring this filing, Mr. Royce effected the following purchases of the Common Stock of the Issuer, all of which were effected in the open market: (i) 11,700 shares @$4.1026 per share on April 15, 1999; (ii) 8,300 shares @$4.1213 per share on April 16, 1999;
     (iii) 2,100 shares @$4.5925 per share on May 21, 1999; (iv) 4,900 shares @$4.625 per share on May 25, 1999; (v) 5,800 shares @$4.80 per share on May 26, 1999; and (vi) 4,200 shares @$4.08 per share on June 1, 1999.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

     Not applicable.


                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          November 19, 1999
                          ----------------------------
                                Date


                           /S/ CHARLES M. ROYCE
                          -----------------------------
                          (Signature)

                          CHARLES M. ROYCE
                          ------------------------------